

November 5, 2014

Via E-mail
John Pescatore
Chief Executive Officer and President
Pacific Datavision, Inc.
100 Hamilton Plaza
Paterson, NJ 07505

> **Re:** **Pacific Datavision, Inc.**
> **Amendment No.1 to Draft Registration Statement on Form S-1**
> **Submitted on October 27, 2014**
> **File No. 377-00731**

Dear Mr. Pescatore:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Market and Industry Data, page iv

1. You state that you have not "independently verified" all of the third party data you considered in developing your market data. We note your statement that forecasts and other forward-looking information that you have developed from these sources "are subject to the same (as well as additional) qualifications and uncertainties…" Please clarify what these "additional" qualifications and uncertainties are.

Prospectus Summary, page 1

2. We note that you have entered into a lease agreement with Motorola for a portion of your 900 Mhz spectrum. Please provide a brief description of the material terms of that lease here, with a more detailed description in your business section. In addition, please

disclose whether the service that Motorola will offer using that spectrum will compete with your proposed dispatch products.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

<u>Results of operation, page 34</u>

3. We note your response to our comment 17 from our letter dated August 28, 2014. You indicated that 11% of total revenue for quarter ended June 30, 2014 was generated from international operations. We also note on page 44 that you market PdvConnect through one international operator. Please state whether all your international revenue was generated from one individual country. If so, tell us your consideration of disclosing information about geographic areas pursuant to ASC 280-10-50-4.

<u>Business, page 41</u>

4. We note your reluctance to disclose the 20 "top" metropolitan markets that you plan on entering due to the preliminary nature of your plans and the competitive harm that could result. However, investors are entitled to more detail about your initial roll out of service. Please confirm through additional disclosure the specific geographic regions that your 20 markets encompass (e.g. Northeast, Northwest, West Coast, South, Southwest, Midwest, etc.).

<u>Financial Statements</u>

<u>Balance Sheets, page F-2</u>

5. Please state the number of preferred and common shares issued and outstanding as required by Rule 5-02 of regulation S-X.

<u>Revenue Recognition, pages F-8 and F-23</u>

6. We note in your response to comment 15. So that we may better understand the basis for your conclusion that the Company is the primary obligor, please respond to each of the following items.

    - Tell us if there is a written agreement between the Domestic and International Carriers and their customers that identify the Company as the provider of pdvConnect and the party that is responsible for acceptance and performance. If so, tell us if the Company is a signatory to the contract.
    - With respect to both the Domestic Carriers and the International Carrier, please describe for us how a customer problem is typically resolved. Tell us who the customer contacts first in the event of a problem, the Carrier or the Company. Also,

tell us if there is a written agreement between the Company and the customer that identifies the Company as the provider of the pdvConnect and the party responsible for loading and ensuring it properly operates on the customer's system.

- We note under the agreement with the International Carrier, the Company is responsible for providing support services to the International Carrier including assisting in resolving customer issues and answering support questions. It appears from this response the customer views the International Carrier as primarily responsible for fulfillment, which would be an indicator of net reporting. Refer to the guidance in ASC 605-45-45-16 and advise us.

7. Tell us if the Carriers are constrained contractually from offering pdvConnect at prices above or below the suggested retail price. In this regard, we note your response to comment 16 mentions discounts offered by third party Carriers to their customers, which implies the Carrier establishes price. Also, tell us the percentage of the suggested retail price that is remitted to the Company in your arrangements with Domestic and International Carriers. Clarify for us if your Carrier agreements specify a percentage to be remitted to the Company or a flat dollar amount.

8. Please confirm, if true, that the Company does not have credit risk with respect to the Carrier's portion of the total amount billed.

9. Regarding your response to comment 16, please quantify for us the impact of the one-month lag in revenue recognition on the reported amounts of revenue in your financial statements. Also, explain to us how you intend to record the additional month of revenue in future filings, upon the change in your revenue recognition policy.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director